FINANCIAL REVIEW

Second Quarter Ended June 30, 2005

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

UNAUDITED FINANCIAL STATEMENTS: In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the six months ended June 30, 2005.

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2005

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

	June 30, 2005	December 31, 2004
ASSETS		
CURRENT		
Cash and short-term investments	$ 13,868,705	$ 16,533,986
Advances and other receivables (Note 5, 8)	1,635,026	732,025
Due from related parties (Note 5)	238,384	80,840
Prepaid expenses and deposits	85,221	71,496
	15,827,336	17,418,347
PROPERTY PLANT & EQUIPMENT	396,101	373,952
DEFERRED EXPLORATION COSTS	18,042,535	16,819,598
	$ 34,265,972	$ 34,611,897
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities (Note 5)	$ 266,002	$ 347,394
Due to related party (Note 5)	26,872	-
	292,874	347,394
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 4)	42,381,849	42,060,982
CONTRIBUTED SURPLUS	2,213,107	2,290,834
	44,594,956	44,351,816
DEFICIT	(10,621,858)	(10,087,313)
	33,973,098	34,264,503
	$ 34,265,972	$ 34,611,897

APPROVED BY THE DIRECTORS:

      “signed”                                       , Director

     “signed”                                  , Director

Simon Ridgway

Mario Szotlender

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2005
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Guatemala		Nicaragua		Mexico		Dominican Republic
	General Exploration	Mineral Concessions	General Exploration	Mineral Concessions	General Exploration	Mineral Concessions	Camila
ACQUISITION COSTS							
BALANCE - BEGINNING OF PERIOD	$ -	$ 5,267,670	$ 185,478	$ 2,572,232	$ -	$ -	$ 366,191
Shares	-	-	-	-	-	-	-
Cash	-	-	-	-	-	173,031	-
Acquired through amalgamation (Note 3)	-	-	-	-	-	-	-
	-	-	-	-	-	173,031	-
BALANCE - END OF PERIOD	-	5,267,670	185,478	2,572,232	-	173,031	366,191
DEFERRED EXPLORATION COSTS							
BALANCE - BEGINNING OF PERIOD	$ -	$ 5,712,900	$ 574,907	$ 2,081,035	$ 46,006	$ -	$ 13,179
Property Payment/Investigation	-	-	76	388	-	-	-
Automobile	989	231	12,778	33,254	116	2,848	-
Camp, food and supplies	739	-	15,090	28,190	-	-	-
Drafting, maps and printing	14	-	1,606	85	122	272	-
Drilling	-	-	-	9,336	-	-	-
Exploration administration	754	4	3,873	3,584	28	1,086	-
Geochemistry	106	-	28,628	63,314	322	-	-
Geological consulting	23,305	1,328	123,793	213,159	50,138	17,843	-
Other consulting	5,489		11,320	7,015	4,045	1,240	-
Legal and accounting	17,660	-	16,080	3,476	-	310	3,255
Licenses, rights and taxes	2,541	-	16,473	85,180	-	-	-
Materials	5	20	1,405	25,084	-	24	-
Maintenance	18	51	1,123	3,036	-	-	-
Miscellaneous	793	1,253	889	696	-	-	-
Medical expenses	1,841	-	4,107	6,996	803	1,885	-
Rent and utilities	1,161	922	5,562	13,108	300	-	-
Rental equipment	-	-	-	-	-	-	-
Salaries and wages	2,449	1,169	31,732	51,749	1,791	620	-
Shipping	64	476	1,017	202	-	-	-
Telephone and communications	85	12	6,009	14,386	184	193	-
Travel and accommodation	105	-	23,646	19,888	7,202	4,359	-
	58,120	5,468	305,207	582,125	65,050	30,681	3,255
BALANCE - END OF PERIOD	58,120	5,718,368	880,114	2,663,160	111,056	30,681	16,434
Write-off Exploration Costs	-	-	-	-	-		-
BALANCE - END OF PERIOD	$ 58,120	$ 10,986,037	$1,065,592	$ 5,207,659	$ 111,056	$ 203,712	$ 382,625

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Month Period Ended June 30, 2005

Expressed in Canadian Dollars

1.

Nature and Continuance of Operations

Radius Gold Inc. (The Company) was formed by the amalgamation of Radius Explorations Ltd. (Radius) (formerly RDU – TSXV) and PilaGold Inc. (PilaGold) (formerly PRI – TSXV) which became effective on July 1, 2004.

The Company is engaged in acquisition and exploration of mineral properties in Guatemala, Nicaragua, Mexico and the Dominican Republic. The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production.

The consolidated financial statements contained herein include the accounts of Radius Gold Inc. and its wholly-owned subsidiaries located in Guatemala, Nicaragua, Panama, Mexico and the Dominican Republic.

The six month period ending June 30, 2005 consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.

2.

Accounting Policy

Stock-Based Compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange (“TSX-V”).  The Company has adopted the CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring all compensation costs. Commencing January 1, 2004 the fair value of stock options awarded is recognized as an expense.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Month Period Ended June 30, 2005 – Page 2

Expressed in Canadian Dollars

3.

Amalgamation

a)

On July 1, 2004 Radius and PilaGold shareholders exchanged their shares for shares in Radius Gold Inc.  Under the terms of the amalgamation, Radius shareholders received 1 Radius Gold Inc. share for every 1 Radius share held and PilaGold shareholders received 1 Radius Gold Inc. share for every 2.25 PilaGold shares held.  PilaGold had 23,140,016 issued shares outstanding at July 1, 2004 which were exchanged for 10,284,452 Radius Gold Inc. shares.  Radius’s issued shares at July 1, 2004 were 40,306,492 which were exchanged for 40,306,492 Radius Gold Inc. shares.  The transaction resulted in the shareholders of Radius acquiring the majority of the outstanding shares of Radius Gold Inc. and has been accounted for using the purchase method with Radius being identified as the acquirer. Accordingly all comparative figures presented are Radius Explorations Ltd. The consolidated statement of operations for the six months ended June 30, 2004 include the consolidated operations of Radius Explorations from January 1, 2004 to June 30, 2004 and do not include the consolidated operations of PilaGold.

b)

The fair value of the acquired net assets of PilaGold were as follows:

Cash	$6,491,647
Advances and receivables	25,297
Prepaid expenses	28,708
Due from related parties	147,801
Capital Assets	22,553
Deferred exploration costs	5,275,412
Accounts payable	(378,983)
Due to related parties	(193,983)

$11,418,452

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Month Period Ended June 30, 2005 – Page 3

Expressed in Canadian Dollars

3.

Amalgamation (cont’d)

c)

As described above, the comparative consolidated statement of operations for the period ended June 30, 2005 do not include the results of consolidated operations of PilaGold from its last fiscal year (March 31, 2004) to June 30, 2004 as follows:

PilaGold Inc.
Three Month Period Ended
June 30, 2004

REVENUE
Interest income	$ 21,154

EXPENSES
Amortization	1,023
Bank charges and interest	623
Consulting	2,603
Courier and postage	-
Legal and accounting fees	24,073
Management fees	7,500
Non-cash compensation charge	-
Office and miscellaneous	8,531
Promotion and travel	108,371
Regulatory and stock exchange fees	176
Rent and utilities	8,540
Salaries and wages	28,635
Subscriptions and memberships	-
Telephone and fax	1,207
Transfer agent fees	6,536
198,626

LOSS BEFORE OTHER ITEMS	(177,472)

Write off of exploration costs	(6,361)

NET LOSS FOR THE PERIOD	$ (183,833)

LOSS PER SHARE	$ (0.01)

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Month Period Ending June 30, 2005 – Page 4

Expressed in Canadian Dollars

4.

Share Capital

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Month Period Ended June 30, 2005 – Page 5

Expressed in Canadian Dollars

4.

Share Capital (cont’d)

Escrow Shares

As at June 30, 2005, there are 375,000 common shares held in escrow, the release of which is subject to regulatory approval. Effective May 31, 2005, 375,000 shares were released from escrow.

Stock Options

The Company has established a formal stock option plan in accordance with the policies of the TSX-V under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant.  The options are for a maximum term of five years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Month Period Ended June 30, 2005 – Page 6

Expressed in Canadian Dollars

4.

Share Capital  (cont’d)

Stock Options (cont’d)

The following stock options were outstanding and exercisable at June 30, 2005.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Month Period Ended June 30, 2005 – Page 7

Expressed in Canadian Dollars

4.

Share Capital (cont’d)

Warrants

The following share purchase warrants were outstanding at June 30, 2005:

Number	Exercise Price ($)	Expiry Date

3,272,500	1.75	Nov. 13, 2005
1,196,666	1.75	Nov. 20, 2005

4,469,166

5.

Related Party Transactions

During the six month period ending June 30, 2005 the Company entered into the following transactions with related parties:

Paid $66,000 (June30, 2004 - $16,500) in geological consulting fees to a company controlled by a director.

Paid $30,000 (June 30, 2004 - $15,000) in management fees to a company controlled by a director.

Paid $8,349 (June 30, 2004 - $nil) in consulting fees to a company controlled by a director.

Advances and other receivables include $71,470 due from directors, officers and employees of the Company. These were funds advanced for Company expenses and any balance owed will be paid back in the normal course of business.

Due from related parties of $238,384 are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The amount is repayable in the normal course of business.

Due to related parties of $26,872 are amounts payable to a company which has a common director with the Company. This amount relates to shared administrative costs and will be paid in the normal course of business.

Accounts payable and advances include $25,761 (Dec 31, 2004- $21,898) payable to a company which has a common director with the Company. This amount is for administrative expenses incurred on behalf of the Company.

6.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s resource properties are located in Guatemala, Nicaragua, Mexico and the Dominican Republic.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Month Period Ended June 30, 2005 – Page 8

Expressed in Canadian Dollars

6.

Segmented Information (cont’d)

Details of identifiable assets by geographic segments are as follows:

7.

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

8.

Advances and Other Receivables and Subsequent  Events

Advances and other receivables include $1,410,499 due from Meridian Gold Inc. representing their share of exploration costs on the Natividad Project in Nicaragua (project) On July 6, 2005 Meridian Gold Inc. advanced the Company US$1,500,000 towards their share of exploration costs on the project.

#

RADIUS GOLD INC.

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Second Quarter Report – June 30, 2005

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company for the six months ended June 30, 2005.  The following information, prepared as of August 23, 2005, should be read in conjunction with the June 30, 2005 financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The June 30, 2005 financial statements have not been reviewed by the Company’s auditors.

Business of the Company

The Company is in the business of acquiring, exploring and developing mineral properties in Central America and has a portfolio of projects in Nicaragua and Guatemala, and a number of mineral concession applications in southern Mexico.

Nicaragua

Exploration work in Nicaragua proceeded relatively slowly because the pace of the Company’s work programs is dictated to a large degree by the need to obtain government permits for most significant exploration programs.

At the Natividad project (formerly known as El Pavon) the Company’s joint venture partner, Meridian Gold Inc. (“Meridian”) which is earning a 60% interest in the project, focused its activities in two main areas.  Firstly, a sustained community relations (CR) program was completed prior to the granting of the government permits required to complete the proposed drill program at El Pavon.  The CR effort concentrated on informing the local communities about the drill program and a planned aeromagnetic survey.  Secondly, the joint venture received permission from the relevant government department to carry out its planned drill program.  Between March and July, 2005, roughly 6,500m of drilling was completed in 45 diamond drill holes

The first batch of results from the program was published in late July.  A total of 43 holes were drilled (6,396m) and assays for 33 holes have been forwarded to Radius at the time of writing.  The results demonstrated the presence of a large gold bearing epithermal vein system although the grades reported by Meridian were not as high as anticipated.  Market reaction to the results was very negative and Radius’ shares traded significantly lower after their publication.

#

However, Meridian’s work is beginning to outline 2 distinct >5g/t Au “pay shoots” at Natividad.  These have been informally named the Pavon Norte and the Ahumada shoots.  Ahumada has been outlined by 5 diamond drill holes: NAT013, 017, 018, 020 and PADH-1 (from Radius’ 2004 drilling).  At a 1g/t Au cut off, a weighted average intersection of these 5 holes is 23.7 g/t Au over 2.7m.  The Pavon Norte shoot is outlined by holes NAT05-025 to 029 and PADH5 and 6.  At the same cut off, a weighted average for these holes is 9.6 g/t Au over 1.7m.  This zone is presently open to the south with the results from NAT05-033 to 035, which test an additional 750m of strike length, pending.  Additional exploration is required to confirm potential strike length, down dip extent and width of these and other zones within the property.  As of August 23, 2005, the results for 10 holes were still outstanding.

At the Company’s San Pedro project, prospecting and mapping continued. The overall area of known mineralization at San Pedro is now 11-12km along strike and 5km across, open to the southwest, southeast and east.  To date, more than 15 veins have been identified on the property. Epithermal gold mineralization occurs as massive quartz to banded quartz-adularia veins and associated quartz vein stockwork. Alteration minerals, vein textural evidence and exposures of silica scinter indicate that the outcropping veins are at a high-level in the mineralizing system. The gold-mineralized structures are hosted by tuffs in a caldera setting cut by regional northwest-southeast trending extensional faults, and intruded by a rhyodacitic dome field. Visible gold can be panned from most streams within the caldera and stream sediment sampling has returned a strong gold anomaly within and beyond the area of known occurrences.  Mineralization is open in all directions.

A reconnaissance program has commenced in eastern Nicaragua.  Stream sediment and BLEG (Bulk Leach Extractable Gold) sampling is underway on the tributaries to some of the major rivers draining to the east coast. In the north of the country, a field team has been prospecting in the Bonanza-Siuna district.  Work is ongoing and it is anticipated that first results for the program will be available in the third quarter.

Guatemala

The Company continues its low key approach to its programs in Guatemala, and no work was completed by the Company in the country during the first half of the year. Joint venture partner Glamis Gold received the results of the first round of drilling completed by Glamis at the Banderas project.  The results were sufficiently encouraging that Glamis are about to commence a second round of drilling to try to establish strike and dip continuity to some of the targets identified in their initial drilling.  A drill rig has been delivered to the site and work is scheduled to commence the week of August 22, 2005.  Banderas is close to Glamis’ Cerro Blanco project and may be able to provide additional feed for the Cerro Blanco mine if a construction decision is made by Glamis.

Glamis Gold was involved in a major community relations incident which resulted in the Guatemalan government placing a moratorium on the issuance of new exploitation permits.  Existing exploration and exploitation permits are being grandfathered and will be honoured by the government.  Until the permitting situation is fully and transparently resolved, Radius will maintain a presence through its joint venture partners only and no new generative work is anticipated for Guatemala during 2005.

Mexico

The Company has commenced exploration work in Mexico and has been acquiring a land position covering prospective areas in southern Mexico.  To date, Radius has built a package of concessions and concession applications totaling roughly 540,000 hectares. The bulk of Radius’ land package lies within Chiapas covering the extension of a prospective geological trend which strikes into Mexico from western Guatemala.  These rocks host the Marlin deposit (Glamis Gold) in Guatemala and the Ixhuatan prospect (Linear Gold Corp) in Chiapas.

AMEX Listing

The Company lodged its initial application for a listing on the American Stock Exchange (AMEX).  The first comments on the application were received from the AMEX analyst at the start of the second quarter and Radius’ response was made shortly after.  The Company is currently addressing the second round of comments from the AMEX analyst.

Following the release of the first round of drill results from the Natividad project in Nicaragua, Radius’ market capitalization has dropped below the US$50-million threshold for listing on the AMEX.

Plans for Q3 2005

In Nicaragua, Meridian’s focus will shift to the La Patriota project in the south of the joint venture land package.  Meridian have also informed the Company that they are in the initial planning phase for a second round of drilling at Natividad.  Radius’s sole funded exploration efforts will focus on the San Pedro project in east-central Nicaragua, the Bonanza-Siuna district in northern Nicaragua, and the new regional exploration program in eastern Nicaragua toward the Caribbean coast.

In Guatemala, Glamis will be drilling at the Banderas project and in Mexico Radius’ exploration team will continue to generate and acquire targets.

Significant Transaction

The Company has formed effective July 1, 2004 as a result of the amalgamation of Radius Explorations Ltd. and PilaGold Inc.  Details of this transaction are set forth in the Joint Information Circular dated April 30, 2004, which is available for viewing at www.sedar.com under the company profiles of the two predecessor companies.

Accounting Method Regarding Amalgamation

On July 1, 2004, Radius and PilaGold shareholders exchanged their shares for shares in Radius Gold Inc.  Under the terms of the amalgamation, Radius shareholders received 1 Radius Gold Inc. share for every 1 Radius share held and PilaGold shareholders received 1 Radius Gold Inc. share for every 2.25 PilaGold shares held.  PilaGold had 23,140,016 issued shares outstanding at July 1, 2004 which were exchanged for 10,284,452 Radius Gold Inc. shares.  Radius’s issued shares at July 1, 2004 were 40,306,492 which were exchanged for 40,306,492 Radius Gold Inc. shares.  The transaction resulted in the shareholders of Radius acquiring the majority of the outstanding shares of Radius Gold Inc. and has been accounted for using the purchase method with Radius being identified as the acquirer.  Accordingly all comparative figures presented are Radius Explorations Ltd.  The consolidated statement of operations for the six months ended June 30, 2004 include the consolidated operations of Radius Explorations from January 1, 2004 to June 30, 2004 and do not include the consolidated operations of PilaGold.

Results of Operations

For the six months ended June 30, 2005, the Company had a consolidated net loss of $534,545 ($0.01 per share) compared to a net loss of $1,419,894 ($0.04 per share) for the six months ended June 30, 2004.  Revenue increased for the 2005 period as compared to the 2004 period due to receipt of other income relating to shared office costs.  2005 corporate expenses decreased overall, in particular, public relations (a large distribution of marketing material was done in 2004), consulting fees and legal and accounting.  Since the amalgamation in July 2004, management fees and administrative costs are greater due to the Company’s paying a larger percentage of shared office costs and salaries.  Another significant difference is that there was no non-cash compensation charge in the six months ended June 30, 2005, as compared to a $429,802 charged in the 2004 period.

Quarterly Information

The following table provides information for the eight fiscal quarters ended June 30, 2005:

	Second Quarter Ended June 30, 2005 ($)	First Quarter Ended March 31, 2005 ($)	Fourth Quarter Ended Dec. 31, 2004 ($)	Third Quarter Ended Sept. 30, 2004 ($)	Second Quarter Ended June 30, 2004 ($)	First Quarter Ended March 31, 2004 ($)	Fourth Quarter Ended Dec. 31, 2003 ($)	Third Quarter Ended Sept. 30, 2003 ($)
Total Income	50,396	53,742	187,258	163,124-	67,059	14,235	39,378	17,881
Net Loss	244,203	290,342	1,726,354	762,091	826,094	593,800	1,155,510	419,823
Net Loss per share	0.00	0.00	0.03	0.02	0.02	0.02	0.06	0.01

Liquidity and Capital Resources

The Company’s cash resources decreased from $16.53 million at December 31, 2004 to $13.87 million at June 30, 2005.  Working capital at June 30, 2005 was $15,534,462 compared to $17,070,953 at December 31, 2004.

Management expects that the Company will have sufficient working capital to meet its corporate and exploration commitments over at least the next 24 months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Mineral Properties Expenditures

Guatemala - During the six months ended June 30, 2005, $63,588 was spent on exploration of the Company’s mineral properties in Guatemala.  Of that amount, the major expenditure categories include $30,122 for geological and other consulting fees, and $17,660 for legal and accounting.

Nicaragua - During the six months ended June 30, 2005, the Company incurred $887,332 in exploration costs in Nicaragua.  Of that amount, the major expenditure categories include $355,287 for geological and other consulting fees, $101,653 for licenses and taxes, $91,942 for geochemistry, and $83,681 for salaries.

As at June 30, 2005, the Company spent $1,410,499 on behalf of Meridian Gold Inc. in connection with Meridian’s exploration program on the Natividad Project, and $43,678 on behalf of Coastport Capital Inc. in connection with its exploration program on the San Ramon Project.  Subsequent to June 30, 2005, Meridian Gold Inc. advanced US$1,500,000 towards their amount owing to the Company pursuant to its option agreement on the Project.

Mexico - During the six months ended June 30, 2005, the Company spent $173,031 on acquisition of mineral concessions in Mexico and incurred $30,681 on exploration of those properties.

Related Party Transactions

During the six months ended June 30, 2005, the Company entered into the following transactions with related parties:

Paid $66,000 (June 30, 2004 - $16,500) in geological consulting fees to a company controlled by a director.

Paid $30,000 (June 30, 2004 - $15,000) in management fees to a company controlled by a director.

Paid $8,349 (June 30, 2004 - $nil) in consulting fees to a company controlled by a director.

Advances and other receivables include $71,470 due from directors, officers and employees of the Company. These were funds advanced for Company expenses and any balance owed will be paid back in the normal course of business.

Due from related parties include $238,384 due from companies which have a common director with the Company and arose from shared administrative costs.

Accounts payable and advances include $25,761 (Dec 31, 2004- $21,898) payable to a company which has a common director with the Company.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position Outstanding Warrants and Options

The Company’s outstanding share position at August 23, 2005 is 53,310,988 common shares, and the following share purchase warrants and incentive stock options are currently outstanding:

WARRANTS
No. of Shares	Exercise Price	Expiry Date

3,272,500	$1.75	November 13, 2005
1,196,666	$1.75	November 20, 2005
4,469,166

STOCK OPTIONS
No. of Shares	Exercise Price	Expiry Date

35,000	$1.00	September 2, 2005
29,000	$0.60	November 15, 2005
125,000	$0.85	January 24, 2006
140,000	$1.00	July 10, 2006
102,222	$0.99	September 24, 2007
670,000	$0.68	January 7, 2008
100,000	$0.90	January 15, 2008
55,000	$0.99	January 27, 2008
128,888	$1.46	January 29, 2008
22,222	$1.58	February 18, 2008
22,222	$2.00	April 2, 2008
22,222	$2.03	April 22, 2008
235,000	$1.10	August 7, 2008
11,111	$2.03	August 7, 2008
66,666	$1.37	August 13, 2008
100,000	$1.30	January 14, 2009
44,444	$1.98	January 15, 2009
375,000	$1.32	February 26, 2009
410,000	$1.00	September 2, 2009
650,000	$1.00	September 6, 2009
50,000	$1.50	October 17, 2009
3,393,997

Financial Instruments

The carrying value of cash and cash equivalents, receivables, due from/to related parties and accounts payable and accrued liabilities approximate fair value because of the short-term maturity of those instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The Company’s mineral properties are also located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations.  Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility and uncertainty of additional financing.